SMHL GLOBAL FUND NO. 3


For Distribution Date:  03/03/2003

-----------------------------------------------------------------------------------------------------------------------
                                      BEGINNING
                  ORIGINAL             PERIOD                 PRINCIPAL            INTEREST               TOTAL
CLASS              BALANCE          INVESTED AMOUNT          DISTRIBUTION         DISTRIBUTION         DISTRIBUTION
-----------------------------------------------------------------------------------------------------------------------

A         USD 1,400,000,000.00   USD 1,400,000,000.00    USD 212,921,882.01   USD 110,414,444.44   USD 223,336,326.45
B            AUD 33,700,000.00      AUD 33,700,000.00              AUD 0.00       AUD 658,050.21       AUD 658,050.21
-----------------------------------------------------------------------------------------------------------------------

                                                                           --------------------------------------------
                                                                                    ENDING               OUTSTANDING
                                                                                    PERIOD                PRINCIPAL
                                                                                INVESTED AMOUNT            BALANCE
                                                                           --------------------------------------------

                                                                           USD 1,187,078,117.99    USD 1,187,078,117.99
                                                                              AUD 33,700,000.00       AUD 33,700,000.00
                                                                           --------------------------------------------


----------------------------------------
              BOND        CURRENT PASS
CLASS        FACTOR       THROUGH RATES*
----------------------------------------
A        $0.847912941        2.06000%         * Based on a LIBOR of:  1.84000%
B        $1.000000000        5.48250%         * Based on a BBSW of:   4.93250%
----------------------------------------




AMOUNTS PER $1,000 UNIT
----------------------------------------------------------------------------------------------
                                                                              ENDING
                   PRINCIPAL           INTEREST            TOTAL              PERIOD
CLASS            DISTRIBUTION        DISTRIBUTION      DISTRIBUTION           BALANCE
--------------   ---------------    --------------   ----------------    -----------------

A               USD 152.08705858    USD 7.43888889   USD 159.52594747     USD 847.91294142
B                  AUD 0.0000000    AUD 19.5267123     AUD 19.5267123    AUD 1,000.0000000
----------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------
QUARTERLY PRINCIPAL        SCHEDULED                                                INSURANCE
DISTRIBUTION               PRINCIPAL           PREPAYMENTS        LIQUIDATIONS       PROCEEDS             TOTAL
-------------------    ----------------    ------------------    --------------   --------------   ------------------

Class A                USD 9,432,049.43    USD 203,489,832.59          USD 0.00         USD 0.00   USD 212,921,882.02
Per $1000 unit          USD  6.73717816      USD 145.34988042    USD 0.00000000   USD 0.00000000     USD 152.08705858

Class B                  AUD  0.0000000        AUD  0.0000000     AUD 0.0000000    AUD 0.0000000        AUD 0.0000000
Per $1000 unit           AUD  0.0000000        AUD  0.0000000     AUD 0.0000000    AUD 0.0000000        AUD 0.0000000
---------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
COLLATERAL DISTRIBUTIONS                   CURRENT PERIOD        SINCE INCEPTION          CURRENT PERIOD         SINCE INCEPTION
------------------------------------   --------------------   --------------------    ---------------------    --------------------

Beginning Collateral Balance           AUD 2,588,444,525.55   AUD 2,588,444,525.55    USD 51,418,467,600.00    USD 1,418,467,600.00
-Scheduled Principal Payments                 17,211,769.03          17,211,769.03             9,432,049.43            9,432,049.43
-Unscheduled Principal Payments              393,448,475.79         393,448,475.79           215,609,764.73          215,609,764.73
+Principal Redraws                            22,116,664.50          22,116,664.50            12,119,932.15           12,119,932.15
-Insurance Proceeds                                    0.00                   0.00                     0.00                    0.00
-Liquidation Proceeds                                  0.00                   0.00                     0.00                    0.00
-Realized Losses from Liquidations                     0.00                   0.00                     0.00                    0.00
-----------------------------------------------------------------------------------------------------------------------------------
Ending Collateral Balance              AUD 2,199,900,945.23   AUD 2,199,900,945.23    USD  1,205,545,717.98    USD 1,205,545,717.98
-----------------------------------------------------------------------------------------------------------------------------------

                             SMHL GLOBAL FUND NO. 3


For Distribution Date:  03/03/2003

------------------------------------------------------------------------------------------------------------------------------------
OUTSTANDING
MORTGAGE INFORMATION                              PERIOD              SINCE INCEPTION           PERIOD             SINCE INCEPTION
----------------------------------------   --------------------   --------------------   --------------------   -------------------

Outstanding Principal Balance - Fixed
   rate housing loans                         AUD 279,486,596.93     AUD 279,486,596.93     USD 153,158,655.12    USD 153,158,655.12

Outstanding Principal Balance - Variable
   rate housing loans                       AUD 1,920,414,348.30   AUD 1,920,414,348.30   USD 1,052,387,062.87  USD 1,052,387,062.87
------------------------------------------------------------------------------------------------------------------------------------
Total Outstanding Principal Balance         AUD 2,199,900,945.23   AUD 2,199,900,945.23   USD 1,205,545,717.99  USD 1,205,545,717.99
------------------------------------------------------------------------------------------------------------------------------------


----------------------------------------------------------------------------------------------------------
QUARTERLY INTEREST COLLECTIONS WATERFALL                                AUD                           USD
----------------------------------------------------      -----------------            ------------------

INTEREST COLLECTIONS
Gross Interest Income Received from Mortgages             AUD 52,687,916.85            USD 28,872,978.43
Payments from / (to) Fixed / Floating Swap Provider             (862,608.59)                 (472,709.51)
Payments from / (to) Currency Swap Provider                  (29,132,455.65)              (15,964,585.70)
Interest Income received from Cash holdings                    3,341,519.35                 1,831,152.60
Principal Draws                                                        0.00                         0.00
Liquidity Facility Draws                                               0.00                         0.00
---------------------------------------------------------------------------------------------------------
Net proceeds available for Interest Waterfall             AUD 26,034,371.95            USD 14,266,835.83
---------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------
DISTRIBUTION OF INTEREST COLLECTIONS

Trustee's fee and Expenses                                 AUD 6,267,647.51             USD 3,434,670.83
Interest Carryforward paid to A                                        0.00                         0.00
Current Interest due to A                                     48,136,916.31                26,379,030.14
Payments from swap provider due to A                         (29,132,455.65)              (15,964,585.70)
Interest Carryforward paid to Class B                                  0.00                         0.00
Current Interest dut to Class B                                  658,050.21                   360,611.51
Other                                                             25,863.46                    14,173.18
Deposit into Cash Collateral Account                                   0.00                         0.00
Reimbursement of Principal Draws                                       0.00                         0.00
---------------------------------------------------------------------------------------------------------
Total Distributions of Interest Collections               AUD 25,956,021.83            USD 14,223,899.96
---------------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------
Outstanding Deferred Management Fees              AUD 78,350.12    USD 42,935.87
--------------------------------------------------------------------------------

                             SMHL GLOBAL FUND NO. 3


For Distribution Date:  03/03/2003

----------------------------------------------------------------------------------------------------------------------------------
QUARTERLY PRINCIPAL
COLLECTIONS WATERFALL                              PERIOD            SINCE INCEPTION           PERIOD            SINCE INCEPTION
-----------------------------------------   -------------------   --------------------  -------------------   --------------------

PRINCIPAL COLLECTIONS
Principal Collections from outstanding
   mortgage loans                           AUD 410,660,244.82    AUD  410,660,244.82   USD 225,041,814.16     USD 225,041,814.16
Principal Redraws from outstanding
   mortgage loans                               (22,116,664.50)        (22,116,664.50)      (12,119,932.15)        (12,119,932.15)
Recoveries from previously charged
   off mortgage loans                                     0.00                   0.00                 0.00                   0.00
Other                                                     0.00                   0.00                 0.00                   0.00
Less:  Principal Draws for
   Interest Waterfall                                     0.00                   0.00                 0.00                   0.00
Plus:  Reimbursement of Principal
   Draws from Interest Waterfall                          0.00                   0.00                 0.00                   0.00
------------------------------------------------------------------------------------------------------------------------------------
Net proceeds available for
   Principal Waterfall                      AUD 388,543,580.32     AUD 388,543,580.32   USD 212,921,882.02     USD 212,921,882.02
------------------------------------------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------
OUTSTANDING SHORTFALLS AND CHARGEOFFS                  PERIOD         PERIOD
--------------------------------------------------------------------------------
Principal Draws for Interest Waterfall                AUD 0.00       USD 0.00
Class A Interest Shortfall                                0.00           0.00
Accrued Interest on Class A Interest Shortfall            0.00           0.00
Class B Interest Shortfall                                0.00           0.00
Accrued Interest on Class B Interest Shortfall            0.00           0.00
Class A Charge Offs                                       0.00           0.00
Class A Carry Over Charge Offs                            0.00           0.00
Class B Charge Offs                                       0.00           0.00
Class B Carry Over Charge Offs                            0.00           0.00
Redraw Charge Offs                                        0.00           0.00
Redraw Carry Over Charge Offs                             0.00           0.00
--------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------
                                                                                    SINCE                SINCE
REALIZED LOSS INFORMATION                                               PERIOD    INCEPTION   PERIOD    INCEPTION
------------------------------------------------------------------     --------   ---------  --------   ---------

Realized Loss on Class A Bonds before Mortgage insurance               AUD 0.00   AUD 0.00   USD 0.00   USD 0.00

Realized Loss on Class B Bonds before Mortgage insurance               AUD 0.00   AUD 0.00   USD 0.00   USD 0.00

Realized Loss on Redraw Funding Facility before Mortgage insurance     AUD 0.00   AUD 0.00   USD 0.00   USD 0.00

Realized Loss on Class A Bonds after Mortgage insurance                AUD 0.00   AUD 0.00   USD 0.00   USD 0.00

Realized Loss on Class B Bonds after Mortgage insurance                AUD 0.00   AUD 0.00   USD 0.00   USD 0.00

Realized Loss on Redraw Funding Facility after Mortgage insurance      AUD 0.00   AUD 0.00   USD 0.00   USD 0.00
-----------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------
CASH COLLATERAL ACCOUNT                                                      AUD                             USD
----------------------------------------------------------------------------------------------------------------

Beginning Cash Collateral Account Balance                      AUD 16,974,809.58                USD 9,302,195.65
+ Interest Earned on Cash Collateral Account                          274,094.39                      150,203.73
+ Deposit from Interest Collections Waterfall                               0.00                            0.00
-Current Period's Cash Collateral Account Draws                             0.00                            0.00
-Current Period's Release to cash collateral provider                 274,094.39                      150,203.73
----------------------------------------------------------------------------------------------------------------
Ending Cash Collateral Account Balance                         AUD 16,974,809.58                USD 9,302,195.65

----------------------------------------------------------------------------------------------------------------
REQUIRED CASH COLLATERAL ACCOUNT BALANCE                        AUD 5,499,752.36                USD 3,013,864.29
----------------------------------------------------------------------------------------------------------------


-------------------------------------------------------------------------------
                                     # OF   PERCENTAGE                     % OF
DELINQUENCY INFORMATION             LOANS      OF POOL    LOAN BALANCE     POOL
-------------------------------     -----   ----------    ------------    -----

31-60 Days                             17        0.09%    2,520,267.00    0.11%
61-90 Days                              6        0.03%      773,551.00    0.04%
90+ Days (excluding Loans
   in Foreclosures)                     4        0.02%      836,514.00    0.04%
Loans in Foreclosure                    0        0.00%             --     0.00%
-------------------------------------------------------------------------------
Total                                  27        0.15%    4,130,332.00    0.19%
-------------------------------------------------------------------------------


--------------------------------------------------------------------------------
PREPAYMENT INFORMATION                       THREE MONTH CPR       LIFE
----------------------                       ---------------      ------
                                                   34.48%         37.28%
--------------------------------------------------------------------------------